FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica-Information requirement CONSOB.	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Reference is made to a request that Telefonica received on 18 December 2013 from the Italian Stock Market Regulator, CONSOB, to issue a press statement with certain clarifications in respect of the Shareholders’ Agreement in force between Telefonica, Assicurazioni Generali S.p.A., Intesa SanPaolo S.p.A. and Mediobanca S.p.A. and relating to Telco S.p.A. (the “Shareholders Agreement”). The contents of the Shareholders’ Agreement, which was amended last time on 24 September 2013, are publicly available on the website of CONSOB (http://www.consob.it/main/documenti/Patti_parasociali/attuale/telecom_italia.htm).

With reference to the said Shareholders Agreement, and upon request of CONSOB, we would like to clarify the following:

1.	According to Article 7 (Stand Still), third paragraph, of the Shareholder’s Agreement:

“(i)	for the entire duration of the Shareholders Agreement, as extended from time to time, [Telefonica] will not be permitted to purchase TI Voting Shares (through any transaction, including without limitation, derivatives, warrants, options, lending of shares or rights, acquisition of pre-emptive rights or any other similar transaction);

(ii)	however the limitation under (i) above shall not apply to [Telefonica] in the event that any person or entity (whether acting alone or in concert with other Connected Entities and whether directly or indirectly) acquires or announces its intention to acquire or undertakes to acquire TI Voting Shares, or the right to acquire or vote TI Voting Shares, for 10% (ten per cent) or more of TI’s voting share capital (taking into account the TI voting shares held by any Connected Entity acting in concert with such person or entity), including, without limitation, through derivatives, warrants, options, lending of shares or rights, acquisition of pre-emptive rights or any other similar transaction;”.

For the purpose of the above mentioned Stand Still undertakings, “TI Voting Shares” are defined as “[Telecom Italia] shares granting the voting rights on the matters listed in Article 105 of Law Decree n. 58 of February 28, 1998 or any option right, convertible bonds, warrants, derivatives, granting the right to subscribe or acquire [Telecom Italia] shares granting the voting rights on the matters listed in Article 105 of Law Decree n. 58 of February 28, 1998”.

2-	The Shareholders’ Agreement is governed by Italian law and the Stand Still provision of Article 7 does not include any reference to the SEC thresholds for disclosure of interest by US companies. Thus, trespassing of any such SEC thresholds is not in itself relevant for the purpose of the said Stand Still provision.

3.	Based on publicly information available to date, we are not in a position to assess whether Blackrock has trespassed the threshold of 10% of TI Voting Shares and triggered the application of the relevant exception to the Stand Still rule.

4.	As of today and based on the publicly available information about the interest of Blackrock in Telecom Italia, Telefonica has no plans to exercise its rights under the above mentioned exception to the Stand Still undertaking and has not purchased any TI Voting Shares (as defined in the Shareholders’ Agreement) under such exception.

5.	Telefonica has no agreements in place with Blackrock Inc. in relation to Telecom Italia.

Madrid, December 19th 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: December 19, 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors